SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 19, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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                     CNOOC Limited Closes Repsol YPF Deal

(Hong Kong, April 19, 2002) - CNOOC Limited (the "Company", SEHK:883; NYSE:
CEO) announced today that it completed its agreement to acquire nine Repsol YPF S.A. subsidiaries owning working interests in five oil and gas properties in Indonesia. The transaction has effect from January 1, 2002. CNOOC Limited and the Repsol YPF group previously entered into a definitive agreement on January 18, 2002.

"We are pleased to have completed this acquisition which represents a major milestone in the Company's development", said Mr. Wei Liucheng, Chairman and CEO. He continued, "We are already well advanced in our plans to fully integrate these operations and employees with our existing operations and very impressed with the quality of people and facilities and the results of operations to date."

The acquired assets include various interests in oil and gas producing properties offshore Indonesia which held more than 360 million barrels of petroleum reserves. The Company is expected to pay USD $585 million plus a USD $6.86 million final oil price adjustment payment. CNOOC Limited also has a presence in Indonesia through a 39.51% participating interest in the Malacca Strait PSC.


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Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

 CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the PRC offshore petroleum industry as well as other mid- or downstream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                    CNOOC Limited


                                    By:  /s/ Cao Yunshi
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                                         Name:  Cao Yunshi
                                         Title:  Company Secretary

Dated: April 19, 2002